UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
JogoHealth, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
June 21, 2010

Physical address of issuer
991 US Highway 22, Suite 200, Bridgewater , NJ 08807

Website of issuer
www.jogohealth.com

Current number of employees
80

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$1,730,461	$3,425,047
Cash & Cash Equivalents	$1,292,455	$2,834,773
Accounts Receivable	$23,925	$ 5,898
Short-term Debt	$2,869	$346
Long-term Debt	$5,137,168	$ 4,002,167
Revenues/Sales	$250,884	$ 166,519
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$2,837,334	-$1,669,416

March 10, 2023

FORM C-AR

JogoHealth, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by JogoHealth, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.jogohealth.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is March 10, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

JogoHealth, Inc. (the "Company") is a Delaware Corporation, formed on June 21, 2010. The Company was formerly known as Neural Therapeutics .

The Company is located at 991 US Highway 22, Suite 200, Bridgewater , NJ 08807.

The Company's website is www.jogohealth.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

JOGO treats chronic pain and neuromuscular diseases with wearable sensors and software. Patients pay for JOGO treatment through their insurance plans or directly with cash.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on various intellectual property rights, including patents in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and India.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: delivery of care, marketing and sales efforts and supply chain. A quarantine will result in clinic closures of outpatient physician offices and JOGO's own clinics. It will also impact supply chain of our hardware components. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Successful development of our products is uncertain.
The product candidates that we expect to develop are based on processes and methodologies that are not currently widely employed. Our development of current and future product candidates is subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including:

* delays in product development, clinical testing, or manufacturing;

* unplanned expenditures in product development, clinical testing, or manufacturing;

* failure to receive regulatory approvals;

* inability to manufacture on our own, or through any others, product candidates on a commercial scale;

* failure to achieve market acceptance; and

* emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

Certain provisions of the Health Care Reform Law could affect us adversely.
The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (the Healthcare Reform Law), each enacted in March 2010, generally known as the Health Care Reform Law, significantly expand health insurance coverage to uninsured Americans and changes the way health care is financed by both governmental and private payers. Additionally, further federal and state proposals for health care reform are likely. Such regulation could have a negative effect on our business, financial condition, and results of operations.

The Health Care Reform Law 2.3% excise tax on domestic sales of medical devices by manufacturers and importers beginning in 2013, and the fee on branded prescription drugs and biologics that was implemented in 2011, may adversely affect sales and cost of goods sold.
For example, (i) where we purchase medical devices from third-party manufacturers, the manufacturers may increase their prices to cover their payment of the excise tax and our costs to purchase such medical devices may therefore increase and (ii) where we manufacture medical

devices or are the importer of record, our cost of goods sold have increased because we are subject to paying the excise tax.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.

Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in many countries where we do business, including the U.S.. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company with significant sales in the U.S., this healthcare reform legislation will materially impact/is materially impacting us. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that lower reimbursements for our products, reduce medical procedure volumes or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations.

A significant portion of our patient volume is derived from government health care programs, principally Medicare and Medicaid.

Specifically, we derived 70% of our US revenues from the Medicare and Medicaid programs in 2021. Changes in government health care programs may reduce the reimbursement we receive and could adversely affect our business and results of operations. The Budget Control Act of 2011 (BCA) provides for new spending on program integrity initiatives intended to reduce fraud and abuse under the Medicare program. The BCA requires automatic spending reductions of $1.2 trillion for federal fiscal years 2013 through 2021, minus any deficit reductions enacted by Congress and debt service costs. However, the percentage reduction for Medicare may not be more than 2% for a fiscal year, with a uniform percentage reduction across all Medicare programs. We are unable to predict how these spending reductions will be structured, and any other deficit reduction initiatives that may be proposed, but they could adversely affect our business and results of operations.

Changes to government health care programs that reduce payments under Medicare and Medicaid may negatively impact payments from commercial third-party payers.

The Healthcare Reform Law will result in increased state legislative and regulatory changes in order for states to comply with new federal mandates, such as the requirement to establish or participate in Exchanges and to participate in grants and other incentive opportunities. In its June 28, 2012 ruling, the U.S. Supreme Court struck down the portion of the Health Reform Law that would have allowed the Department of Health and Human Services to penalize states that do not implement the Medicaid expansion provisions with the loss of existing federal Medicaid funding. Thus, states may opt not to implement the expansion. In some cases, commercial third-party payors rely on all or portions of Medicare payment systems to determine payment rates. Current or future health care reform and deficit reduction efforts, changes in laws or regulations regarding government health care programs, other changes in the administration of government health care programs and changes to commercial third-party payers in response to health care reform and other changes to government health care programs could have a material, adverse effect on our financial position and results of operations.

Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.

State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), regulate the confidentiality of sensitive personal information and the circumstances under which such information may be released. These and future laws could have an adverse impact on our results of operations. Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payors. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

The healthcare industry is highly regulated.

We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

Products that we manufacture, source, distribute or market are required to comply with regulatory requirements.

To lawfully operate our businesses, we are required to hold permits, licenses and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to distribute, import or manufacture products, product recalls or seizures, or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

The manufacture, distribution, marketing and use of our products are subject to extensive regulation and increased scrutiny by the Food and Drug Administration (FDA) and other regulatory authorities globally.

Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by FDA and foreign regulatory authorities. Changes to current products may be subject to vigorous review, including additional 510(k) and other regulatory submissions, and approvals are not certain. Our facilities must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of FDA or other regulatory authorities, including a failed inspection or a failure in our adverse event reporting system, could result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Any of these actions could cause a loss of customer confidence in us and our products, which could adversely affect our sales and results of operations.

The sales, marketing and pricing of products and relationships that pharmaceutical and medical device companies have with healthcare providers are under increased scrutiny by federal, state and foreign government agencies.

Compliance with the Anti-Kickback Statute, False Claims Act, Food, Drug and Cosmetic Act (including as these laws relate to off-label promotion of products) and other healthcare related laws, as well as competition, data and patient privacy and export and import laws is under increased focus by the agencies charged with overseeing such activities, including FDA, Office of Inspector General (OIG), Department of Justice (DOJ) and the Federal Trade Commission. The DOJ and the Securities and Exchange Commission have also increased their focus on the enforcement of the U.S. Foreign Corrupt Practices Act (FCPA), particularly as it relates to the conduct of pharmaceutical companies.

Federal and State Laws Pertaining to Healthcare Fraud and Abuse Could Adversely Affect Our Business.

We are subject to various federal and state laws targeting fraud and abuse in the healthcare industry, including anti-kickback laws, false claims laws, laws constraining the sales, marketing and other promotional activities of manufacturers of medical devices by limiting the kinds of financial arrangements we may enter into with physicians, hospitals, laboratories and other potential purchasers of medical devices, laws requiring the reporting of certain transactions between us and healthcare professionals and HIPAA, as amended by HITECH, which governs the conduct of certain electronic healthcare transactions and protects security and privacy of protected health information. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in government healthcare programs such as Medicare and Medicaid. Many of the existing requirements are new and have not been definitively interpreted by state authorities or courts, and available guidance is limited. Unless and until we are in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity, all of which could materially harm our business. In addition, changes in or evolving interpretations of these laws, regulations, or administrative or judicial interpretations, may require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on a small group of third-party distributors to effectively distribute our products outside the United States.

We depend, in part, on medical device distributors for the marketing and selling of our products in most geographies outside of the United States. We depend on these distributors' efforts to market our products, yet we are unable to control their efforts completely. These distributors typically sell a variety of other, non-competing products that may limit the resources they dedicate to selling our products. In addition, we are unable to ensure that our distributors comply with all applicable laws regarding the sale of our products. If our distributors fail to effectively market and sell our products, in full compliance with applicable laws, our operating results and business may suffer. Recruiting and retaining qualified third-party distributors and training them in our technology and product offerings require significant time and resources. To develop and expand our distribution, we must continue to scale and improve our processes and procedures that support our distributors. Further, if our relationship with a successful distributor terminates, we may be unable to replace that distributor without disruption to our business. If we fail to maintain relationships with our distributors, fail to develop new relationships with other distributors, including in new markets, fail to manage, train or incentivize existing distributors effectively, or fail to provide distributors with competitive products on attractive terms, or if these distributors are not successful in their sales efforts, our revenue may decrease and our operating results, reputation and business may be harmed.

The commercial success of our products will depend in part upon the level of reimbursement we receive from third parties for the cost of our products to users.

The commercial success of any product will depend, in part, on the extent to which reimbursement for the costs of our products and related treatments will be available from third-party payors such as government health administration authorities, private health insurers, managed care programs, and other organizations. Adequate third-party insurance coverage may not be available for us to establish and maintain price levels that are sufficient for us to continue our business or for realization of an appropriate return on investment in product development.

If we are unable to educate physicians on the safe and effective use of our products, we may be unable to achieve our expected growth.

An important part of our sales process includes the education of physicians on the safe and effective use of our products. There is a learning process for physicians to become proficient in the use of our products and it typically takes several procedures for a physician to become comfortable using the product. If a physician experiences difficulties during an initial procedure or otherwise, that physician may be less likely to continue to use our product, or to recommend it to other physicians. It is critical to the success of our commercialization efforts to educate physicians on the proper use of the product, and to provide them with adequate product support during clinical procedures. It is important for our growth that these physicians advocate for the benefits of our products in the broader marketplace. If physicians are not properly trained, they may misuse or ineffectively use our products. This may also result in unsatisfactory patient outcomes, patient injuries, negative publicity or lawsuits against us, any of which could have an adverse effect on our business.

The design, manufacture and marketing of the medical devices we produce entail an inherent risk of product liability claims.

Manufacturing and marketing of our commercial products, and clinical testing of our products under development, may expose us to product liability and other tort claims. Although we have, and intend to maintain, liability insurance, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect on our business and results of operations. There are a number of factors that could result in an unsafe condition or injury to, or death of, a patient with respect to these or other products which we manufacture or sell, including component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information. Product liability claims may be brought by individuals or by groups seeking to represent a class. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) not covered under our previously issued product liability insurance policies and existing reserves could have a material adverse effect on our revenues, financial position and cash flows. Additionally, product liability claims could negatively affect our reputation, continued product sales, and our ability to obtain and maintain regulatory approval for our products.

We depend on fewer suppliers for our products and therefore we may be less able to negotiate price terms with suppliers.

In recent years, pharmaceutical suppliers have been subject to increasing consolidation. As a result, a small number of very large companies control a significant share of the market. Many healthcare organizations also have consolidated to create larger healthcare enterprises with greater market power. If this consolidation trend continues, it could reduce the size of our target market and give the resulting enterprises greater bargaining power, which may lead to a decrease in the prices for our products and services.

If third-party payors do not provide adequate coverage and reimbursement for the use of our products, our revenues will be negatively impacted.

Our success in marketing our products depends in large part on whether U.S. and international government health administrative authorities, private health insurers and other organizations will adequately cover and reimburse customers for the cost of our products. In the United States, a third-party payor's decision to provide coverage for our products does not imply that an adequate reimbursement rate will be obtained. Further, one third-party payor's decision to cover our products does not assure that other payors will also provide coverage for the products or provide coverage at an adequate reimbursement rate. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In many international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Further, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. If sufficient coverage and reimbursement is not available for our current or future products, in either the United States or internationally, the demand for our products and our revenues will be adversely affected.

We face heavy government regulation, and FDA regulatory approval of our products is uncertain.

The research, testing, manufacturing and marketing of drug products such as those that we are developing are subject to extensive regulation by federal, state and local government authorities, including the FDA. To obtain regulatory approval of a product, we must demonstrate to the satisfaction of the applicable regulatory agency that, among other things, the product is safe and effective for its intended use. In addition, we must show that the manufacturing facilities used to produce the products are in compliance with current Good Manufacturing Practices regulations (cGMP). The process of obtaining FDA and other required regulatory approvals and clearances will require us to expend substantial time and capital. Despite the time and expense expended, regulatory approval is never guaranteed. The number of preclinical and clinical trials that will be required for FDA approval varies depending on the drug candidate, the disease or condition that the drug candidate is in development for, and the requirements applicable to that particular drug candidate. The FDA can delay, limit or deny approval of a drug candidate for many reasons, including that:

* a drug candidate may not be shown to be safe or effective;

* the FDA may not approve our manufacturing process

* the FDA may interpret data from preclinical and clinical trials in different ways than we do; and

* the FDA may not meet, or may extend, the Prescription Drug User Fee Act date with respect to a particular New Drug Application ("NDA").

For example, if certain of our methods for analyzing our trial data are not accepted by the FDA, we may fail to obtain regulatory approval for our product candidates. Moreover, if and when our products do obtain marketing approval, the marketing, distribution and manufacture of such products would remain subject to extensive ongoing regulatory requirements. Failure to comply with applicable regulatory requirements could result in warning letters, fines, civil penalties, injunctions, recall or seizure of products, total or partial suspension of production, refusal of the government to grant future approvals, withdrawal of approvals, or criminal prosecution.

Any delay or failure by us to obtain regulatory approvals for our product candidates could diminish competitive advantages that we may attain and would adversely affect the marketing of our products.

With regard to our products , we are held to extensive regulatory requirements over product manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping. Regulatory approvals may also be subject to significant limitations on the indicated uses or marketing of the drug candidates. Potentially costly follow-up or post-marketing clinical studies may be required as a condition of approval to further substantiate safety or efficacy, or to investigate specific issues of interest to the regulatory authority. Previously unknown problems with the drug candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the drug, and could include withdrawal of the drug from the market.

In addition, the law or regulatory policies governing pharmaceuticals may change. New statutory requirements may be enacted or additional regulations may be enacted that could prevent or delay regulatory approval of our drug candidates. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or elsewhere. If we are not able to maintain regulatory compliance, we might not be permitted to market our drugs and our business could suffer.

We may in the future be subject to various U.S. federal and state laws pertaining to health care fraud and abuse, including anti-kickback, self-referral, false claims and fraud laws, and any violations by us of such laws could result in fines or other penalties.

We are subject to the various U.S. federal and state laws intended to prevent health care fraud and abuse. The federal anti-kickback statute prohibits the offer, receipt, or payment of remuneration in exchange for or to induce the referral of patients or the use of products or services that would be paid for in whole or part by Medicare, Medicaid or other federal health care programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced price items and services. Many states have similar laws that apply to their state health care programs as well as private payors. Violations of the anti-kickback laws can result in exclusion from federal health care programs and substantial civil and criminal penalties.

The False Claims Act (FCA) imposes liability on persons who, among other things, present or cause to be presented false or fraudulent claims for payment by a federal health care program. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. The FCA includes a whistleblower provision that allows individuals to bring actions on behalf of the federal government and share a portion of the recovery of successful claims. If our marketing or other arrangements were determined to violate the FCA or anti-kickback or related laws, then our revenue could be adversely affected, which would likely harm our business, financial condition, and results of operations.

State and federal authorities have aggressively targeted medical technology companies for alleged violations of these anti-fraud statutes, based on improper research or consulting contracts with doctors, certain marketing arrangements that rely on volume-based pricing, off-label marketing schemes, and other improper promotional practices. Companies targeted in such prosecutions have paid substantial fines in the hundreds of millions of dollars or more, have been forced to implement extensive corrective action plans or Corporate Integrity Agreements, and have often become subject to consent decrees severely restricting the manner in which they conduct their business. If we become the target of such an investigation or prosecution based on our contractual relationships with providers or institutions, or our marketing and promotional practices, we could face similar sanctions, which would materially harm our business.

If we are found to have violated laws protecting the privacy or security of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

There are a number of U.S. federal and state laws and foreign laws protecting the privacy and security of individually identifiable health information, or "protected health information" including patient records, and restricting the use and disclosure of that protected health information that we are subject to. In the United States, the U.S. Department of Health and

Human Services promulgated health information privacy and security rules under the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and then significantly strengthened and broadened the applicability of HIPAA under the Health Information Technology for Economic and Clinical Health Act (HITECH, together HIPAA). HIPAA applies to health care providers engaging in certain standard transactions electronically; health plans and health care clearing houses. These entities are referred to as "covered entities." Certain HIPAA provisions also apply to "business associates" of covered entities, or third party providers of services to covered entities that involve the use or disclosure of protected health information. HIPAA's privacy rules protect medical records and protected health information in all forms by limiting its use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting, in some circumstances, the use and disclosure of protected health information to the minimum amount reasonably necessary to accomplish the intended purpose of the use or disclosure. HIPAA's security standards require both covered entities and business associates to implement administrative, physical and technical security measures to maintain the security of protected health information in electronic form. Covered entities and business associates must conduct initial and ongoing risk assessments to ensure the ongoing effectiveness of security measures and maintain a written information security plan. We are a covered entity and as such, we must comply with HIPAA and ensure that all aspects of our operations comply with relevant HIPAA standards. We are subject to random audit by federal authorities, and enforcement by both state and federal regulators. We are also subject to investigation in response to complaints. If we are found to be in violation of the HIPAA requirements, we could be subject to civil or criminal penalties as well as fines, which could increase our liabilities and harm our reputation or our business.

Beyond HIPAA, most states have adopted data security laws protecting the personal data of state residents. Personal data subject to protection typically includes name coupled with social security number, state-issued identification number, or financial account number. Most states require specific, technical security measures for the protection of all personal data, including employee data, and impose their own breach notification requirements in the event of a loss of personal data. State data security laws generally overlap and apply simultaneously with HIPAA. Non-U.S. privacy protection requirements such as the European Union's Data Protection Directive governing the processing of personal data, may be stricter than the U.S. law and violation would impose similar or more severe penalties. These laws could create liability for us or increase our cost of doing business, and any failure to comply could result in harm to our reputation, and potentially fines and penalties.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.
In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the Affordable Care Act, was passed, which substantially changed the way health care is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The Affordable Care Act, among other things, subjected biologic products to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes

on manufacturers of certain branded prescription drugs, and a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressures, which would negatively affect our business.

New product development involves a lengthy, expensive and complex process.
We may be unable to develop or commercialize any of the product candidates we are currently researching. Moreover, even if we develop such candidates, they may be subject to significant regulatory review, approval and other government regulations. We are currently conducting research and development on JOGO-003, JOGO-004, JOGO-004, JOGO-005, JOGO-006, JOGO-007, JOGO-008, JOGO-009, JOGO-0010 for cancer pain, post stroke dorsiflexion recovery, voiding dysfunction, chronic fatigue syndrome, dysphagia, migraine, tension type headache and premature ejaculation . There can be no assurance that our technologies will be capable of reliably addressing resistant infections or that we can develop and commercialize our products at all. New product development involves a lengthy, expensive and complex process and we currently have no fully validated diagnostic candidates. In addition, before we can commercialize any new product candidates, we will need to:

* conduct substantial research and development;

* conduct validation studies;

* expend significant funds;

* develop and scale-up our laboratory processes; and

* obtain regulatory approval and acceptance of our product candidates.

This process involves a high degree of risk and takes several years. Our product development efforts may fail for many reasons, including:

* failure of the product at the research or development stage; and

* lack of clinical validation data to support the effectiveness of the product.

Few research and development projects result in commercial products, and perceived viability in early clinical trials often is not replicated in later studies. At any point, we may abandon development of a product candidate or we may be required to expend considerable resources repeating clinical trials, which would adversely impact the timing for generating potential revenues from those product candidates. In addition, as we develop product candidates, we will have to make significant investments in product development, marketing and sales resources.

We may not be able to conduct clinical trials necessary to commercialize and sell our proposed products and formulations.

In order to conduct clinical trials that are necessary to obtain approval by the FDA to market a formulation or product, it is necessary to receive clearance from the FDA to conduct such clinical trials. The FDA can halt clinical trials at any time for safety reasons or because we or our clinical investigators do not follow the FDA's requirements for conducting clinical trials. If we are unable to receive clearance to conduct clinical trials or the trials are halted by the FDA, we would not be able to achieve any revenue from such product as it is illegal to sell any drug or medical device for human consumption without FDA approval. Moreover, it is our stated intention to attempt to avail ourselves of the FDA's Fast Track approval procedure, which we believe is less costly and time consuming. If this approval pathway is not available to us with respect to a particular formulation or product, or at all, the time and cost associated with developing and commercializing such formulations or products may be prohibitive and our business strategy would be materially and adversely affected.

Our long-term viability and growth will depend upon successful clinical trials.

Product development is very expensive and involves a high degree of risk. Only a small number of research and development programs result in the commercialization of a product. Success in preclinical work or early stage clinical trials does not ensure that later stage or larger scale clinical trials will be successful. Conducting clinical trials is a complex, time-consuming and expensive process. Our ability to complete our clinical trials in a timely fashion depends in large part on a number of key factors including protocol design, regulatory and institutional review board approval, the rate of patient enrollment in clinical trials, and compliance with extensive current Good Clinical Practices. We have opened clinical sites and are enrolling patients in a number of countries where our experience is more limited, and we are in most cases using the services of third party clinical trial providers. If we fail to adequately manage the design, execution and regulatory aspects of our large, complex and diverse clinical trials, our studies and ultimately our regulatory approvals may be delayed or we may fail to gain approval for our product candidates. Clinical trials may indicate that our product candidates have harmful side effects or raise other safety concerns that may significantly reduce the likelihood of regulatory approval, result in significant restrictions on use and safety warnings in any approved label, adversely affect placement within the treatment paradigm, or otherwise significantly diminish the commercial potential of the product candidate. Also, positive results in a registrational trial may not be replicated in any subsequent confirmatory trials. Even if later stage clinical trials are successful, regulatory authorities may disagree with our view of the data or require additional studies, and may fail to approve or delay approval of our product candidates or may grant marketing approval that is more restricted than anticipated, including indications for a narrower patient population than expected and the imposition of safety monitoring or educational requirements or risk evaluation and mitigation strategies. In addition, if another Company is the first to file for marketing approval of a competing orphan drug candidate, that Company may ultimately receive marketing exclusivity for its drug candidate, preventing us from commercializing our orphan drug candidate in the applicable market for several years.

We face significant competition from other biotechnology and pharmaceutical companies.

We are aware of several companies that are working to develop drugs that would compete against our drug candidates. Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of drug candidates, as well as in obtaining regulatory approvals of those drug candidates in the United States and in foreign countries. Our current and potential future competitors may also have significantly more experience commercializing drugs that have been approved for marketing. Mergers and acquisitions in the pharmaceutical and biotechnology industries could result in even more resources being concentrated among a small number of our competitors.

Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing, on an exclusive basis, drug candidates that are more effective or less costly than any drug candidate that we may develop.

Our ability to compete successfully will depend largely on our ability to:

* discover, develop and commercialize drugs that are superior to other products in the market;

* demonstrate through our clinical trials that our drug candidates are differentiated from existing and future therapies;

* attract qualified scientific, product development and commercial personnel;

* obtain patent or other proprietary protection for our drugs and technologies;

* obtain required regulatory approvals; successfully collaborate with pharmaceutical companies in the discovery, development and commercialization of new drugs; and

* negotiate competitive pricing and reimbursement with third party payors

The availability of our competitors' products could limit the demand, and the price we are able to charge, for any drug candidate we develop. The inability to compete with existing or subsequently introduced drug candidates would have a material adverse impact on our business, financial condition and prospects.

Established pharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in license novel compounds that could make our drug candidates less competitive. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. Accordingly, our competitors may succeed in obtaining patent protection, discovering, developing or receiving FDA approval for or commercializing medicines before we do, which would have a material adverse impact on our business.

Our research and development efforts may not succeed in developing commercially successful products and technologies, which may limit our ability to achieve profitability.
We must continue to explore opportunities that may lead to new products and technologies. To accomplish this, we must commit substantial efforts, funds, and other resources to research and development. A high rate of failure is inherent in the research and development of new products and technologies. Any such expenditures that we make will be made without any assurance that our efforts will be successful. Failure can occur at any point in the process, including after significant funds have been invested.

Regardless of whether our clinical trials are deemed to be successful, promising new product candidates may fail to reach the market or may only have limited commercial success because of efficacy or safety concerns, failure to achieve positive clinical outcomes, inability to obtain necessary regulatory approvals or satisfy regulatory criteria, limited scope of approved uses, excessive costs to manufacture, the failure to establish or maintain intellectual property rights, or infringement of the intellectual property rights of others.

Even if we successfully develop new products or enhancements, they may be quickly rendered obsolete by changing customer preferences, changing industry standards, or competitors' innovations. Innovations may not be quickly accepted in the marketplace because of, among other things, entrenched patterns of clinical practice or uncertainty over third-party reimbursement. We cannot state with certainty when or whether any of our products under development will be launched, whether we will be able to develop, license, or otherwise acquire drug candidates or products, or whether any products will be commercially successful. Failure to launch successful new products or new indications for existing products may cause our products to become obsolete, which may limit our ability to achieve profitability.

Even if we are able to obtain regulatory approvals for our new pharmaceutical products, generic or branded, the success of those products is dependent upon market acceptance.
Levels of market acceptance for our new products could be impacted by several factors, including but not limited to: i) the availability of alternative products from our competitors, ii) the price of our products relative to that of our competitors, iii) the timing of our market entry, iv) the ability to market our products effectively to the retail level and v) the acceptance of our products by government and private entities. Some of these factors are not within our control. Additionally, continuing studies of the proper utilization, safety and efficacy of pharmaceutical products are being conducted by the industry, government agencies and others. Such studies, which increasingly employ sophisticated methods and techniques, can call into question the utilization, safety and efficacy of previously marketed products. In some cases, studies have resulted, and may in the future result, in the discontinuance of product marketing or other risk management programs such as the need for a patient registry. These situations, should they occur, could have a material adverse effect on our profitability, business, financial position and results of operations.

Our manufacturing activity is subject to certain risks.
We manufacture 100% percent of the products sold to our customers at our Dublin, Ireland location. As a result, we are dependent upon the uninterrupted and efficient operation of our manufacturing facility in Dublin and our distribution facilities throughout the country. Our manufacturing facilities and distribution facilities are subject to the risk of catastrophic loss due to, among other things, earthquake, fire, flood, terrorism or other natural or man-made disasters, as well as occurrence of significant equipment failures. If any of these facilities were to experience a catastrophic loss, it would be expected to disrupt our operations and could result in personal injury or property damage, damage relationships with our customers or result in large expenses to repair or replace the facilities or systems, as well as result in other liabilities and adverse impacts.

In addition, we contract with third-party manufacturers to produce our products in accordance with our specifications and standards. These contract manufacturers are subject to the same risks as our manufacturing facility as noted above. While we have implemented stringent quality control procedures to verify that our contract manufacturers comply with our specifications and standards, we do not have full control over their manufacturing activities. Any difficulties, delays and defects in our products resulting from the activities of our contract manufacturers may have an adverse effect on our business and results of operations.

In addition, the occurrence of manufacturing-related compliance issues could require subsequent withdrawal of the drug approval, reformulation of the drug product, additional testing or changes in labeling of the finished product. Any delay, interruption or cessation of production by our third-party manufacturers or strategic partners of our commercial products or product candidates, or their respective materials and components, as a result of any of the above factors or otherwise, may limit our ability to meet demand for commercial products and/or delay ongoing clinical trials, either of which could have a material adverse effect on our business, results of operations and financial condition.

We could experience difficulties and delays in the manufacturing, distribution and sale of our products.

Our product supply and related patient access could be negatively impacted by, among other things: (i) product seizures or recalls or forced closings of manufacturing plants; (ii) disruption in supply chain continuity including from natural or man-made disasters at one of our facilities or at a critical supplier, as well as our failure or the failure of any of our suppliers to comply with Current Good Manufacturing Practices and other applicable regulations or quality assurance guidelines that could lead to manufacturing shutdowns, product shortages or delays in product manufacturing; (iii) manufacturing, quality assurance/quality control, supply problems or governmental approval delays; (iv) the failure of a sole source or single source supplier to provide us with the necessary raw materials, supplies or finished goods within a reasonable timeframe; (v) the failure of a third-party manufacturer to supply us with bulk active or finished product on time; (vi) construction or regulatory approval delays for new facilities or the expansion of existing facilities, including those intended to support future demand for our biologics products; (vii) the failure to meet new and emerging regulations requiring products to be tracked throughout the distribution channels using unique identifiers to verify their authenticity in the supply chain; and (viii) other manufacturing or distribution issues, including limits to manufacturing capacity due to regulatory requirements, and changes in the types of products produced, such as biologics, physical limitations or other business interruptions, any of which could have a negative effect on our business and results of operations.

Increased concerns over the safety of our products may result in negative publicity or increased regulatory controls on our products.

The Company's reputation is the foundation of our relationships with physicians, patients and other customers. If we are unable to effectively manage real or perceived issues, which could negatively impact sentiments toward the Company, our business could suffer. Pharmaceuticals and medical devices are perceived to be dangerous products and our customers may have a number of concerns about the safety of our products whether or not such concerns have a basis in generally accepted science or peer-reviewed scientific research. These concerns may be increased by negative publicity, even if the publicity is inaccurate. In addition, government investigations related to the use of our products, but not the efficacy of the products themselves, may cause reputational harm to the Company. Negative publicity could also result in an increased number of product liability claims, whether or not these claims have a basis in scientific fact.

We are also subject to adverse event reporting regulations that require us to report to the FDA or similar bodies in other countries if our products are associated with a death or serious injury, even if there is no available evidence of a causal relationship between the adverse event and the product. Such reports may be publicly released by the FDA and other authorities. Furthermore, any adverse publicity associated with adverse events for our products, and related post-marketing actions, could cause consumers to seek alternatives to our products, and thereby cause our sales to decline, even if our products are ultimately determined not to have been the primary cause of the adverse event.

Pharmaceutical products can develop unexpected safety or efficacy concerns, which could have a material adverse effect on our business.

Pharmaceutical products receive regulatory approval based on data obtained in controlled clinical trials of limited duration. After approval, the products are used for longer periods of time by much larger numbers of patients; we and others (including regulatory agencies and private payers) collect extensive information on the efficacy and safety of our marketed products by continuously monitoring the use of our products in the marketplace. In addition, we or others may conduct post-marketing clinical studies on efficacy and safety of our marketed products. New safety or efficacy data from market surveillance, post-marketing clinical studies or general use may result in product label changes, product recalls, withdrawals, or declining sales, as well as product liability, consumer fraud and/or other claims, including potential civil or criminal governmental actions.

Product labeling changes for our marketed products could result in a negative impact on revenues.

We or regulatory authorities may need to change the labeling for any pharmaceutical product, including after a product has been marketed for several years. These changes are often the result of additional data from post-marketing studies, head-to-head trials, adverse events reports, studies that identify biomarkers (objective characteristics that can indicate a particular response to a product or therapy) or other studies or post-marketing experience that produce important additional information about a product. New information added to a product's label can affect its risk-benefit profile, leading to potential recalls, withdrawals, or declining revenue, as well as product liability claims. Sometimes additional information from these studies identifies a portion of the patient population that may be non-responsive to a medicine or would be at higher risk of adverse reactions and labeling changes based on such studies may limit the patient population. The studies providing such additional information may be sponsored by us, but they could also be sponsored by competitors, insurance companies, government institutions, managed care organizations, scientists, investigators, or other interested parties. While additional safety and efficacy information from such studies assist us and healthcare providers in identifying the best patient population for each product, it can also negatively impact our revenues due to inventory returns and a more limited patient population going forward. Additionally, certain study results, especially from head-to-head trials, could affect a product's formulary listing, which could also adversely affect our revenues.

We are dependent on our collaborative agreements for the development of products and business development, which exposes us to the risk of reliance on the viability of third parties.
In conducting our research and development activities, we currently rely, and will in the future rely, on collaborative agreements with third parties such as manufacturers, contract research organizations, commercial partners, universities, governmental agencies and not-for-profit organizations for both strategic and financial resources. The loss of, or failure to perform by us or our partners under, any applicable agreements or arrangements, or our failure to secure additional agreements for other products in development, would substantially disrupt or delay our research and development and commercialization activities. Any such loss would likely increase our expenses and materially harm our business, financial condition and results of operation.

We extensively outsource our clinical trial activities and usually perform only a small portion of the start-up activities in-house.
We rely on independent third-party contract research organizations (CROs) to perform most of our clinical studies, including document preparation, site identification, screening and preparation, pre-study visits, training, program management and bioanalytical analysis. Many important aspects of the services performed for us by the CROs are out of our direct control. If there is any dispute or disruption in our relationship with our CROs, our clinical trials may be delayed. Moreover, in our regulatory submissions, we rely on the quality and validity of the clinical work performed by third-party CROs. If any of our CROs' processes, methodologies or results were determined to be invalid or inadequate, our own clinical data and results and related regulatory approvals could be adversely impacted.

Reliance on third-party relationships and outsourcing arrangements could adversely affect our business.
We utilize third parties, including suppliers, alliances with other pharmaceutical and biotechnology companies, and third-party service providers, for selected aspects of product development, the manufacture and commercialization of certain products, support for information technology systems, and certain financial transactional processes. For example, we outsource the day-to-day management and oversight of our clinical trials to contract research organizations, the manufacture of certain of our products. Outsourcing these functions involves the risk that the third parties may not perform to our standards or legal requirements, may not produce reliable results, may not perform in a timely manner, may not maintain the confidentiality of our proprietary information, or may fail to perform at all. Failure of these third parties to meet their contractual, regulatory, confidentiality, or other obligations to us could have a material adverse effect on our business.

Limited reimbursement or insurance coverage of our approved products, if any, by third party payors may render our products less attractive to patients and healthcare providers.
Market acceptance and sales of any approved products will depend significantly on reimbursement or coverage of our products by third party payors and may be affected by existing and future healthcare reform measures or the prices of related products for which third party reimbursement applies. Coverage and reimbursement by a third party payor may depend upon a number of factors, including the third party payor's determination that use of a product is: a covered benefit under its health plan; safe, effective and medically necessary; appropriate for the specific patient; cost-effective; and neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third party payor is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor, which we may not be able to provide. Furthermore, the reimbursement policies of third party payors may significantly change in a manner that renders our clinical data insufficient for adequate reimbursement or otherwise limits the successful marketing of our products. Even if we obtain coverage for our product candidates, third party payors may not establish adequate reimbursement amounts, which may reduce the demand for, or the price of, our products. If reimbursement is not available or is available only to limited levels, we may not be able to commercialize certain of our products.

Publication of discounts by third party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unacceptable levels, we or our partner may elect not to commercialize our products, and our business and financial condition could be adversely affected.

If we are unable to negotiate and maintain satisfactory arrangements with group purchasing organizations with respect to the purchase of our products, our business could be adversely affected.

Our ability to sell our products to hospitals in the United States depends in part on our relationships with group purchasing organizations, or GPOs. Many existing and potential customers for our products become members of GPOs. GPOs negotiate pricing arrangements and contracts, sometimes on an exclusive basis, with medical supply manufacturers and distributors. These negotiated prices are then made available to a GPO's affiliated hospitals and other members. If we are not one of the providers selected by a GPO, affiliated hospitals and other members may be less likely to purchase our products, and if the GPO has negotiated a strict sole source, market share compliance or bundling contract for another manufacturer's products, we may be precluded from making sales to members of the GPO for the duration of the contractual arrangement. Our failure to renew contracts with GPOs may cause us to lose market share and could have a material adverse effect on our sales, financial condition and results of operations. We cannot assure you that we will be able to renew these contracts at the current or substantially similar terms. If we are unable to keep our relationships and develop new relationships with GPOs, our competitive position may suffer.

We are subject to complex government healthcare legislation and reimbursement programs, as well as other cost-containment pressures.

Many of our products are purchased or reimbursed by federal and state government authorities, private health insurers and other organizations, including heath maintenance and managed care organizations. These third-party payors increasingly challenge pharmaceutical and medical device product pricing, which could result in lower reimbursement rates and a reduction in demand for our products.

In addition, legislative and regulatory proposals and enactments to reform healthcare insurance programs could significantly influence the manner in which pharmaceutical products, biologic products and medical devices are prescribed and purchased. Individual states have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and to encourage importation from other countries and bulk purchasing. Furthermore, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. Any legally mandated price controls or utilization of bidding procedures could negatively and materially impact our revenues, results of operations and financial condition.

Increased pricing pressure and other restrictions in the U.S. and abroad from managed care organizations, institutional Investors, and government agencies and programs, among others, could negatively affect our revenues and profit margins.

Our products continue to be subject to increasing pressures from market access, pricing and rebates and other restrictions in the U.S., the EU and other regions around the world, including from (i) rules and practices of managed care organizations and institutional and governmental Investors; (ii) judicial decisions and governmental laws and regulations for Medicare, Medicaid and U.S. healthcare reform, including the 2010 Patient Protection and Affordable Care Act; (iii) the potential impact of pharmaceutical reimbursement, Medicare Part D Formularies and product pricing in general; (iv) delays in gaining reimbursement; (v) government price erosion mechanisms across Europe and in other countries, resulting in deflation for pharmaceutical product pricing; (vi) collection delays in government-funded public hospitals outside the U.S. (vii) the impact on pricing from parallel trade across borders; (viii) other developments in technology and/or industry practices that could impact the reimbursement policies and practices of third-party payers; and (ix) limited or blocked market access due to real or perceived differences in value propositions for our products compared to competing products.

The illegal importation of counterfeit products and pharmaceutical and medical device products from countries where government price controls or other market dynamics result in lower prices may adversely affect our sales and profitability in the U.S. and other countries in which we operate.

Foreign imports are illegal under current U.S. law, with the sole exception of limited quantities of prescription drugs imported for personal use. However, the volume of illegal imports continues to rise as the ability of patients and other customers to obtain these lower priced imports has grown significantly. In addition, U.S. policy makers may expand consumers' ability to import lower priced versions of our products and competing products from Canada, where there are government price controls. Any future legislation or regulations that increase consumer access to lower priced medicines from outside the U.S. may lower the prices we receive for our products, which could adversely impact our revenues.

Illegal imports and counterfeit products may reduce demand for our products.

The illegal importation of counterfeit products and pharmaceutical products from countries where government price controls or other market dynamics result in lower prices may adversely affect our sales and profitability in the United States and other countries in which we operate. Foreign imports are illegal under current U.S. law, with the sole exception of limited quantities of prescription drugs imported for personal use. However, the volume of illegal imports continues to rise as the ability of patients and other customers to obtain these lower priced imports has grown significantly. In addition, U.S. policy makers may expand consumers' ability to import lower priced versions of our products and competing products from Canada, where there are government price controls. Any future legislation or regulations that increase consumer access to lower priced medicines from outside the United States could adversely impact our revenues.

In addition, third parties may illegally distribute and sell counterfeit versions of our products, which do not meet our rigorous manufacturing and testing standards. A patient who receives a counterfeit drug may be at risk for a number of dangerous health consequences. Our reputation and business could suffer harm as a result of counterfeit drugs sold under our brand name. In addition, thefts of inventory at warehouses, plants or while in-transit, which are then not properly stored and are later sold through unauthorized channels, could adversely impact patient safety, our reputation and our business.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as sensors, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Registering JOGO as a provider in each state is a lengthy process given the complexity of US healthcare regulatory requirements.

Sometimes it takes 18-24 months to become a provider in some states. This may delay our time to generate revenue in the US.

The risk of the Covid-19 pandemic emerging with other variants may delay our progress in completing the clinical trials and commercial efforts.

lt has already delayed our clinical and commercial progress by 12 months.

Credentialing with insurance providers in the US typically takes 18 months.

Although JOGO has started the process, we expect delays in obtaining credentialing due to significant delays from insurance carriers due to the pandemic.

Although reimbursement is available for JOGO from Medicare and insurance carriers, we still don't know the exact reimbursement rates from various insurance carriers.

Our Asia progress m India, Malaysia, and UAE depends on how quickly the rest of the world comes back to normal from the pandemic.

JOGO requires a prescription from a physician to treat a patient.
This will require a significant sales and marketing budget to compete with large pharmaceutical companies to get the attention of physicians. Unless JOGO raises a large subsequent round of financing, it will be difficult to realize the full potential of the market.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

JOGO treats chronic pain and neuromuscular diseases with wearable sensors and software. Patients pay for JOGO treatment through their insurance plans or directly with cash.

Business Plan

JOGO treatment is now reimbursed by Medicare and commercial insurance for the following conditions. 1) Post stroke rehabilitation 2) Tremors 3) Cancer pain 4) Chronic back pain as part of a rehabilitation program 5) Chronic constipation 6) Fecal incontinence 7) Levator ani syndrome, also known as anorectal pain syndrome 8) Migraine or tension headaches 9) Urinary incontinence We have also obtained licenses in the states of New York, Florida and Massachusetts. We have signed partnerships with clinics in California and New Jersey. 2023 will be the year for JOGO to commercially pilot in the USA. Our India pilot has been very successful. We will be expanding to two others cities in India to double the revenue.

History of the Business

JogoHealth, Inc. was incorporated in the State of Delaware in June 2010. It was initially organized under the name Neural Therapeutics but changed the name officially to JogoHealth, Inc. in 2016.

The Company's Products and/or Services

Product / Service	Description	Current Market
JOGO-GX	Neuro-muscular re-education	Patients with neuromuscular conditions
JOGO-CLBP	Chronic lower back pain	Patients with neuromuscular conditions
JOGO-003	Cancer pain management	Patients with neuromuscular conditions
JOGO-004	Post stroke plantar flexor spasticity and ankle dorsiflexion recovery	Patients with neuromuscular conditions
JOGO-005	Voiding dysfunction	Patients with neuromuscular conditions
JOGO-006	Chronic fatigue syndrome	Patients with neuromuscular conditions
JOGO-007	Dysphagia	Patients with neuromuscular conditions
JOGO-008	Migraine	Patients with neuromuscular conditions
JOGO-009	Tension type headache	Patients with neuromuscular conditions
JOGO-010	Premature ejaculation	Patients with neuromuscular conditions

The Company plans to conduct more clinical studies to obtain higher reimbursement from US health insurers and commercial pilots in the USA to expand on the success of India. JOGO-RTM is a new product under development to be deployed at rehabilitation clinics to monitor remote patient home programs.

The Company sells its products and services to patients, hospitals and physician offices.

Competition

The Company's primary competitors are Incontinence: (Medications, Surgery, Renovia) ; Tremors: (Medications, Cala Trio); Stroke: (MindMaze, Physical Therapy); Chronic

Pain(Opioids, Applied VR); MSK: (Physical Therapy, Hinge Health, SWORD Health, Kaia Health); .

Jogo has a 501(k) exempted status by the FDA, as a result a doctor can prescribe the company's products, and reimbursement is available from Medicare, commercial payers, and direct employer plans, unlike the Company's top digital therapeutics competitors who currently have only limited payers able to reimbursing for their services and products.

Supply Chain and Customer Base

Shimmer Sensing is our major supplier of sensors. They are Headquartered in Dublin, Ireland and with a location in Boston, USA. Shimmer is a privately held company, and manufactures all of its products in partnership with its sister company Realtime Technologies in its Dublin facility which is accredited to the quality management standard ISO 9001 and the medical device standard ISO 13485.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Shimmer Sensing	Wearable EMG sensors	100.0%

The Company's customers are patients, hospitals and physicians.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
10271768	Method for determining rehab protocol and behavior shaping target for rehabilitation of neuromuscular disorders	A system for treating a patient with neurological disorders of movement includes a patient computing device for use in rehabilitative training and a sensor worn about a body part being rehabilitated. A healthcare computing device is used by a healthcare professional to assist remote patient rehabilitation by accepting input signals and determining for the patient a rehab protocol depending on selected parameters, and determining for the patient a behavior shaping target depending on selected	December 19, 2011	April 30, 2019	USA

		parameters and the rehab protocol and behavior shaping target is communicated to the patient while the patient is undergoing rehabilitation. A plurality of remote health data sites and other public repositories of health data of patients undergoing rehabilitation following neurological events can be included. The remote computing device can include a data repository of publicly available patient data and patient data gathered by system of present invention.			
63/294,720	SYSTEM AND METHOD FOR TREATMENT OF CHRONIC LOW BACK PAIN WITH DIGITAL	[0001] Low back pain (LBP) is one of the most common ailments to affect adults and is one of the most common	December 21, 2021		USA

	THERAPEUTICS	reasons for a patient to seek physical therapy treatment (PT). Despite recent progress in healthcare, the associated global prevalence and economic strain of this condition continues to grow, especially among adults in industrialized countries, wherein LBP is the most widespread reason for lost wages and disability. Of this group, about 10-30% of these cases become chronic low back pain (CLBP) resulting in further socioeconomic burden such as lost time and money on failed treatments, sick leave, and overall suffering. [0002] For over fifty years,			

		biofeedback has been utilized in rehabilitation to normalize post-injury related movement patterns like gait. Biofeedback relays real-time biological information/ measurements to patients that would otherwise be intangible to them. Biofeedback employs the use of various equipment, instruments, or procedures in measuring different types of biological data such as cardiovascular, neuromuscular, or even respiratory data. This real-time data provided to the patient can be in the form of audio, visual, or numerical displays and is then mentally processed by			

		the patient to promote increased awareness and self-regulation over the physiological process is being measured. [0003] The presence of higher muscle activation at baseline and irregular electromyography (EMG) patterns in those with a history of LBP has been suggested. Those with LBP are believed to demonstrate higher EMG especially in standing versus those without. In addition, there is a deficit or absence in relaxation patterns during maximum flexion of lumbar musculature, a phenomenon present in CLBP patients,			

		which have been associated with pain, disability, and fear avoidance.			

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
FDA	JogoHealth, Inc.	Registration of JOGO-Gx device 3016735640	December 31, 2023

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Medical Device	FDA	Class 2 Medical Device 510K Exemption	August 12, 2019	March 16, 2020

FDA notified Jogohealth that JOGO can be marketed to treat patients in the USA as it falls under 510K exempted category.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 991 US Highway 22, Suite 200, Bridgewater , NJ 08807

The Company conducts business in India, New Jersey, Florida, New York, and Massachusetts .

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
JogoHealth Private Limited	C-Corporation	India	May 14, 2019	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Sanjai Murali

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Founder and CEO, 2010-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Spent last 10 years building JOGO to receive FDA clearance with researchers from NYU, Rockefeller University and Manhattan College. Prior to JOGO, held various leadership roles in sales, business development, technology serving AT&T, Fedex, among others.

Education

Florida Atlantic University: M.S., Computer Engineering 1993; Annamalai University: B.E., Electrical Engineering, 1989

Name

Sivakumar Nadarajah

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, President and Co-Founder, 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Sold previous healthcare AI platform-currently used to track COVID-19 vaccine safety-to IQVIA, a $46B clinical research grant. 20+ years of experience working with Pfizer, Roche, Novartis, and Merck. Two healthcare AI patents.

Education

University of Peradeniya, BSEE, Electrical and Electronics Engineering, 1996 Harvard Business School, Executive Education, Leading Product Development, 2006.
Name

Ari Bousbib 2019 - Present

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Ari Bousbib is chairman and chief executive officer of IQVIA. He has served in this role since October 2016 following the merger of Quintiles and IMS Health. From 2010 until the merger, Ari was chairman and CEO of IMS Health. Prior to his appointment at IMS Health, Ari spent 14 years at United Technologies Corporation (UTC), the parent company of Otis Elevator Company, Carrier Corporation, UTC Power, UTC Fire & Security, Pratt & Whitney, Sikorsky Aircraft and Hamilton Sundstrand, where he held several senior leadership positions. Ari joined UTC in 1997 as chief strategy and development officer, became chief operating officer of Otis in 2000 and president and chief executive officer of Otis in 2002. In 2008, Ari was appointed president of UTC Commercial Companies with executive leadership responsibility for the worldwide operations of Otis, Carrier, UTC Fire and Security and UTC Power, generating $36 billion in annual revenues and leading a team of 150,000 employees around the world. Ari is a former partner at global management and technology consulting firm Booz Allen Hamilton. He joined the firm in 1987 as an associate and was elected to its partnership in 1992. Ari has been serving on the board of directors of The Home Depot since 2007, and is a member of the Harvard Medical School Health Care Policy Advisory Council. In 2008, Ari was appointed by the President of the United States to serve on the President's Commission on White House Fellowships.

Education

Ecole Spéciale des Travaux Publics, France; MBA, Columbia University, New York

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Sanjai Murali

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder and CEO, 2010-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Spent last 10 years building JOGO to receive FDA clearance with researchers from NYU, Rockefeller University and Manhattan College. Prior to JOGO, held various leadership roles in sales, business development, technology serving AT&T, Fedex, among others.

Education

Florida Atlantic University: M.S., Community Engineering 1993; Annamalai University, B.E., Electrical Engineering, 1989

Name

Sivakumar Nadarajah

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President and Co-Founder, 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Sold previous healthcare AI platform-currently used to track COVID-19 vaccine safety-to IQIA, a $46B clinical research grant. 20+ years of experience working with Pfizer, Roche, Novartis, and Merck. Two healthcare AI patents.

Education

University of Peradeniya, BSEE, Electrical and Electronics Engineering, 1996 Harvard Business School, Executive Education, Leading Product Development, 2006

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 80 employees in USA: New Jersey, New York, New Hampshire, Washington and India.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Convertible Notes
Amount outstanding	$5,337,168
Voting Rights	The holders of convertible notes have no voting rights.
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes issued pursuant to Regulation CF	N/A
Difference between these Securities and the Notes issued pursuant to Regulation CF	These are the same securities.

Type of security	Seed 1 Preferred Stock
Amount outstanding	61,056
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes issued pursuant to Regulation CF	Issuance of new shares of Seed 1 Preferred Stock will dilute the securities into which the Convertible Notes convert.
Difference between these Securities and the	Seed 1 Preferred Stock are equity securities

Notes issued pursuant to Regulation CF	of the Company, while the Convertible Notes issued pursuant to Regulation CF convert into equity securities upon the occurrence of certain events.

Type of security	Common Stock
Amount outstanding	1,000,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Issuance of new shares of Common Stock will dilute the securities into which the Convertible Notes convert.
Difference between these Securities and the Notes issued pursuant to Regulation CF	Common Stock are equity securities of the Company, while the Convertible Notes issued pursuant to Regulation CF convert into equity securities upon the occurrence of certain events.

Type of security	Seed 2 Preferred Stock
Amount outstanding	373,204
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes issued pursuant to Regulation CF	Issuance of new shares of Seed 2 Preferred Stock will dilute the securities into which the Convertible Notes convert.
Difference between these Securities and the Notes issued pursuant to Regulation CF	Seed 2 Preferred Stock are equity securities of the Company, while the Convertible Notes issued pursuant to Regulation CF convert into equity securities upon the occurrence of certain events.

Type of security	Stock Options
Amount outstanding	476,000
Voting Rights	Not unless exercised
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes issued pursuant to Regulation CF	If/when the Stock Options are exercised, they will dilute the securities into which the Convertible Notes convert.
Difference between these Securities and the Notes issued pursuant to Regulation CF	Stock Options are exercisable by the holder at their discretion at a pre-determined price, while the Convertible Notes convert upon the occurrence of certain events and at a conversion price as set forth in the Convertible Notes.

Type of security	Warrants
Amount outstanding	60,000
Voting Rights	Not unless exercised
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes issued pursuant to Regulation CF	If/when the Warrants are exercised, they will dilute the securities into which the Convertible Notes convert.
Difference between these Securities and the Notes issued pursuant to Regulation CF	Warrants are exercisable by the holder at their discretion at a pre-determined price, while the Convertible Notes convert upon the occurrence of certain events and at a conversion price as set forth in the Convertible Notes.

As of year end 2022, the Company has the following debt outstanding:

Type of debt	Convertible Promissory Notes
Name of creditor	Various Investors
Amount outstanding	$5,337,168
Interest rate and payment schedule	5%-6%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	July 2024
Other material terms	Covert at lower of $20M valuation or 20% discount

The total amount of outstanding debt of the company is $5,140,037

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes		$2,232,187	Complete Chronic Lower Back Pain clinical trial at Harvard, buy inventory to fulfil ever increasing demand. Setup patient support call center, Conduct two pain clinical studies to obtain higher reimbursement from US health insurance. Conduct two commercial pilots in New York and Boston, Expand on the current success in India, and Wefunder fees.	8/9/21	Regulation CF
Convertible Notes		$3,104,981	Same as above	8/9/21	Regulation D

Ownership

A majority of the Company is owned by Sanjai Murali.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Sanjai Murali	55.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2021)

Total Income	Taxable Income	Total Tax
-$1,669,416	$0.00	$0.00

Operations

For the period ended December 31, 2020, the Company had revenues of $65,390 (India, partially operational due to COVID) and $0 (USA - yet to launch) compared to the year ended December 31, 2019, when the Company had revenues of $17,942 (India) and $7,034. For the periods of 2021 and 2022, the company had revenues of $161K and $250K respectively. Net Loss. The Company has had net losses of $924,976 and net losses of $382,846 for the fiscal years ended December 31, 2020, and December 31, 2019, respectively. For the periods of 2021 and 2022, the company had net losses of $1.66M and $2.83M respectively. Challenges: Commercial launch in the USA depends on obtaining state licenses and credentialling with insurance companies. These steps are very time consuming due to slowness in US regulatory agencies. For example, to become fully operational in a state to bill an insurance company or Medicare, it typically takes 18 months from start to end.

Our current projections show that JOGO Health will not be profitable until 2025. Company would need $10M in funding to become profitable. We have commitment from institutional investors for $5M in funding (in addition to $5M we are expecting to raise through our next Reg-CF). We are expecting that our state licenses in the states of Massachusetts, New York and Florida, along with our partnerships with Mayo Clinic and Vituity would enable us to become profitable by 2025.

Liquidity and Capital Resources

Commencing on August 9, 2021, the Company conducted an offering pursuant to Regulation CF and raised $2,232,187.

Commencing on August 9, 2021, the Company conducted an offering pursuant to Regulation D and raised $3,104,168.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

We are seeking additional investments from institutional investors for up to $5M in funding under a Regulation D offering (in addition to $5M we are seeking to raise through a new Regulation CF Offering).

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons: N/A

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Sanjai Murali
(Signature)

Sanjai Murali
(Name)

Founder and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Sivakumar Nadarajah
(Signature)

Sivakumar Nadarajah
(Name)

President and Co-Founder
(Title)

3/10/23
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Sanjai Murali, being the Founder and CEO of JogoHealth, Inc., a Delaware corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2022 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2022, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2022, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/ Sanjai Murali
(Signature)

Sanjai Murali
(Name)

JogoHealth, Inc.
(Title)

3/10/23
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

EXHIBIT A

Financial Statements

JOGO Health, Inc.

Profit and Loss

January - December 2022

	TOTAL
Income	
Revenue	27,147
Sales	0
Total Income	**$27,147**
GROSS PROFIT	**$27,147**
Expenses	
Clinical Supplies	99,084
Clinical Supplies Mailing	23,489
Total Clinical Supplies	**122,573**
General business expenses	
Bank fees & service charges	2,078
Billing Expenses	2,066
Call Center Expenses	21,900
Clinic Operating Exp	1,040
Conference Expenses	32,558
Dues & subscriptions	20,665
Employee benefits	
Health insurance & accident plans	39,113
Workers' compensation insurance	481
Total Employee benefits	**39,594**
Insurance	9,302
Marketing	**46,405**
Meals	2,449
Membership	25,862
Office expenses	9,798
Office supplies	10,397
Payroll Processing Fees	3,031
Professional Fees	**471,085**
Registration Fees	1,100
Regulatory	25,000
Rent	**49,660**
Shipping & postage	4,202
Software & apps	12,405
Telephone Expenses	3,865
Travel	**28,383**
Utilities	**1,101**
Total General business expenses	**823,947**
Interest paid	**639**

JOGO Health, Inc.

Profit and Loss
January - December 2022

	TOTAL
Payroll expenses	
Officers' salaries	120,000
Payroll taxes	41,442
Salaries & wages	340,566
Total Payroll expenses	**502,007**
Research & Development	**498,098**
Total Expenses	**$1,947,264**
NET OPERATING INCOME	**$ -1,920,118**
Other Income	
Interest earned	1,755
Miscellaneous Income	2,364
Total Other Income	**$4,118**
Other Expenses	
Amortization expenses	32,568
Depreciation	4,800
Exchange Gain or Loss	-4,316
Total Other Expenses	**$33,053**
NET OTHER INCOME	**$ -28,934**
NET INCOME	**$ -1,949,052**

JOGO Health, Inc.

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bill.com Money Out Clearing	0
Salem5 C (0850)	0
Wells Fargo C (2645)	2,851
Wells Fargo C (5987)	1,141,568
Total Bank Accounts	**$1,144,419**
Other Current Assets	
ERC Receivable	-0
Inter Company - JogoHealth Pvt Ltd	88,826
Prepaid expenses	13,993
Prepaid Insurance	7,749
Receivable from WeFunder	0
Security Deposit - Rent	7,430
Total Other Current Assets	**$117,998**
Total Current Assets	**$1,262,417**
Fixed Assets	
Accumulated depreciation	-9,800
Exam Tables	4,800
Furniture & fixtures	5,000
Total Fixed Assets	**$0**
Other Assets	
Accumulated amortization	-37,886
Goodwill	96,493
Long-term investments	
Investment - Bio Feedback DTX LLC	7,408
Investment - JogoHealth Pvt Ltd	1,998,372
Total Long-term investments	**2,005,780**
WeFunder Fees	71,764
Total Other Assets	**$2,136,151**
TOTAL ASSETS	**$3,398,567**

JOGO Health, Inc.

Balance Sheet
As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	221,709
Accounts Payable (A/P) - CAD	0
Accounts Payable (A/P) - EUR	80,844
Total Accounts Payable	**$302,553**
Credit Cards	
Wells Fargo CC (3522)	2,297
Wells Fargo CC (5701)	5,444
Total Credit Cards	**$7,742**
Other Current Liabilities	
Payable towards Boston Clinic Purchase	0
Payroll Liabilities	255
Total Other Current Liabilities	**$255**
Total Current Liabilities	**$310,550**
Long-Term Liabilities	
Convertible Notes	5,137,168
Total Long-Term Liabilities	**$5,137,168**
Total Liabilities	**$5,447,718**
Equity	
Preferred stock	
Series Seed 1	**189,090**
Series Seed 2	**2,436,000**
Total Preferred stock	**2,625,090**
Retained Earnings	-2,725,189
Net Income	-1,949,052
Total Equity	**$ -2,049,150**
TOTAL LIABILITIES AND EQUITY	**$3,398,567**

JOGOHEALTH INC
STATEMENT OF SHAREHOLDER EQUITY
AS OF DECEMBER 31ST 2022

	Common Stock		Preferred Stock		Additional Paid In Capital	Accumulated Deficit	Total
	No. Of Shares	Amount	No. Of Shares	Amount			
Beginning Balance January 1st 2022	1,000,000	100.00	434,260	43.00	2,624,948.00	(2,465,197.00)	159,894.00
Contributions							-
Change in Retained Earnings						(2,209,043.00)	(2,209,043.00)
Ending Balance December 31st 2022	1,000,000	100.00	434,260	43.00	2,624,948.00	(4,674,240.00)	(2,049,149.00)

JOGO Health, Inc.

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,949,052
Adjustments to reconcile Net Income to Net Cash provided by operations:	
ERC Receivable	69,215
Inter Company - Jogo India Pvt Ltd	-88,826
Prepaid expenses	-13,993
Prepaid Insurance	-7,749
Receivable from WeFunder	95,651
Security Deposit - Rent	-5,480
Accumulated depreciation	4,800
Accumulated amortization	32,568
Accounts Payable (A/P)	-34,890
Accounts Payable (A/P) - CAD	0
Accounts Payable (A/P) - EUR	80,844
Wells Fargo CC (3522)	2,297
Wells Fargo CC (5701)	5,444
Payable towards Boston Clinic Purchase	-20,000
Payroll Liabilities	-17,324
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**102,557**
Net cash provided by operating activities	**$ -1,846,495**
INVESTING ACTIVITIES	
Exam Tables	-4,800
Long-term investments:Investment - Bio Feedback DTX LLC	-7,408
Long-term investments:Investment - JogoHealth Pvt Ltd	-940,000
Net cash provided by investing activities	**$ -952,208**
FINANCING ACTIVITIES	
Convertible Notes:Hourglass Capital LLC	500,000
Convertible Notes:Lakshmi Kalluru	50,000
Convertible Notes:Maheswaran Subramaniam	385,000
Convertible Notes:Mayo Foundation	200,000
Retained Earnings	-3,393
Net cash provided by financing activities	**$1,131,607**
NET CASH INCREASE FOR PERIOD	**$ -1,667,096**
Cash at beginning of period	2,811,515
CASH AT END OF PERIOD	**$1,144,419**

JOGOHEALTH, INC.

FINANCIAL STATEMENT FOR THE PERIOD ENDED
DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S AUDIT REPORT

TABLE OF CONTENTS



Sai CPA Services

Monroe Office:

5 Villa Farms Cir,
Monroe Twp, NJ 08831
akumar@saicpaservices.com
Ph: 908-380-6876

East Brunswick Office:

1 Auer Ct, 2nd Floor,
East Brunswick, NJ 08816
support@saicpaservices.com
Ph: 908-888-8901

Independent Accountant's Audit Report

To Management
Jogohealth Inc.
Bridgewater NJ 08807

Report on the Audit of Financial Statements

Opinion

We have audited the financial statements of JogoHealth Inc, which comprise the Balance Sheet, statements of income, Cashflow Statement and Shareholder's Equity–as of December 31, 2021, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, the assets, liabilities, and Shareholder's Equity of JogoHealth Inc as of December 31, 2021 and its revenue & expenses and changes in Equity for the year that ended in accordance with the basis of accounting JogoHealth Inc uses for income tax purposes, as described in Basis of Accounting.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of JogoHealth Inc, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the basis of accounting JogoHealth Inc uses for income tax purposes and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibilities for the Audit of Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the financial statements.

In performing the audit, we exercise professional judgment and maintain professional skepticism throughout the audit, Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

We evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We conclude whether, in our judgment, there are any conditions or events, considered in the aggregate, that raise substantial doubt about JogoHealth Inc's ability to continue as a going concern for a reasonable period of time.

Other Matters

We did not audit the financial statements of the Indian Subsidiary (Jogohealth Private Limited), a wholly owned 99.99% subsidiary and those statements were audited by other auditors in India, whose report has been furnished to us by the Management, and our opinion, insofar as it relates to the amounts included for Jogohealth Private Limited is based solely on the reports of the other auditors.

We did not audit the financial statements of it's US subsidiary (Bio Feedback DTX LLC), Owned 51%. Bio Feedback DTX LLC is unaudited and has been furnished to us by the Management. Our opinion on the consolidated financial statements insofar as it relates to the amounts and disclosures included in respect of these subsidiaries is based solely on such unaudited financial statements or financial information. In our opinion and according to the information and explanations given to us by the Management, these financial statements or financial information are not material to the Group.

Our opinion on the financial statements, and our report on Other Legal and Regulatory Requirements below, is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors and the financial statements / financial information certified by the Management.

Ajay Kumar, CPA
Sai CPA Services
Date:



SAI CPA Services
1 Auer Ct, 2nd Floor, East Brunswick, NJ 08816
5 Villa Farms Cir, Monroe Twp, NJ 08831
akumar@saicpaservices.com

3

JOGOHEALTH INC
Profit & Loss Comparison
As of December 31, 2020 &2021

	Jan - Dec 20	Jan - Dec 21
Ordinary Income/Expense		
Income		
Revenue	-	6,469
	0	6,469
Expense		
Advertising and Promotion	1,895	28,280
Amortization	0	5,318
Bank Service Charges	628	696
Billing Expense	0	572
Business Credit Card	56,665	0
Computer and Internet Expense	821	307
Consulting Fee	306,330	0
Depreciation	0	5,000
Insurance Expense	25,372	78,254
Miscellaneous Expenses	1,869	0
Meals	0	1,195
Office Expense	0	16,301
Payroll Expense	315,000	346,612
Payroll Processing Fees	0	4,800
Postage	0	12,833
Professional Fees	57,973	268,821
R&D Expense	112,481	165,644
R&D Credit	0	-12,118
Rent Expense	14,300	37,600
Research Supplies	0	10,322
Subscriptions	0	23,198
Supplies	0	30,480
Taxes and Licenses	27,820	30,496
Telephone Expense	1,969	2,085
Training	0	3,885
Travel Expense	1,853	12,350
Total Expense	924,976	1,072,931
Net Income	-924,976	-1,066,462

JOGOHEALTH INC

Balance Sheet Comparison

As of December 31, 2020 &2021

	Jan - Dec 20	Jan - Dec 21
Asset		
Current Asset		
Checking/Savings		
Wells Fargo 5987	782,620	2,810,347
Wells Fargo Savings 2645	3,451	1,050
Cash	0	118
Total Checking/Savings	786,071	2,811,515
Total Current Assets	786,071	2,811,515
Fixed Assets		
Furniture & Equipment's	0	5,000
Depreciation on Fixed Assets	0	-5,000
Total Fixed Assets	0	0
Intangible Assets		
Intangible Assets	0	168,257
Amortization	0	-5,318
Total Intangible Assets	0	162,939
Other Assets		
Investment in JOGOHEALTH Pvt. Ltd	393,372	1,058,372
Loan to Sanjay Murali	2,144	0
Wefunder Receivable	0	95,650
ERC Receivable	10,000	69,215
Security Deposits Rent	1,950	1,950
Total other Assets	407,466	1,225,187
Total Assets	**1,193,537**	**4,199,641**
Liabilities & Equity		
Liabilities		
Current Liabilities		
PPP Loan	33,594	0
Other Payables	0	37,579
Total Current Liabilities	33,594	37,579
Long Term Liabilities		
Long Term Loans / Payables	0	4,002,167
Total Long-Term Liabilities	0	4,002,167
Equity		
Capital Stock	2,625,091	2,625,092
Retain Earnings	-1,465,148	-2,465,197
Total Equity	1,159,943	159,895
Total Liabilities & Equity	**1,193,537**	**4,199,641**

JOGOHEALTH INC

Cashflow Statement

As of December 31, 2020 &2021

	Jan - Dec 20	Jan - Dec 21
Cash at beginning of period	1,665,674	786,071
NET INCOME	(924,975)	(1,066,462)
Adjustments to reconcile Net Income		
Depreciation on Fixed Assets	-	5,000
Amortization of intangible Assets	-	5,318
CASH FLOWS FROM OPERATING ACTIVITIES		
Changes in Operating Assets and liabilities		
(Increase) in ERC Receivable	(10,000)	(59,215)
(Increase) in Receivable from Wefunder	-	(95,651)
Increase in PPP Loan	33,594	11,343
Increase in Other Payables	-	37,579
Net cash provided by Operating Activities	(901,381)	(1,162,088)
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in JOGOHEALTH Pvt Ltd	(133,472)	(665,000)
Convertible Notes Payable	-	4,002,167
Loan to Sanjay Murali	7,856	2,144
Net cash provided by Investing Activities	(125,616)	3,339,311
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Stock Contribution	309,590	-
Capital Expenditure	(162,197)	(151,779)
Net cash provided by Financing Activities	147,394	(151,779)
Net cash increase for period	(879,603)	2,025,444
Cash at end of period	786,071	2,811,515

JOGOHEALTH INC
Statement of Shareholder's Equity
As on December 31, 2021

	Common Stock		Preferred Stock		Additional	Accumulated	
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Total
BEGINNING BALANCE, JANUARY 1, 2020	1,000,000	$ 100	434,260	$ 43	$ 2,624,948	$ (1,465,148)	$ 1,159,943
Contributions							
Change in Retained Earnings						$ (1,000,049)	$ (1,000,049)
ENDING BALANCE, DECEMBER 31, 2021	1,000,000	$ 100	434,260	$ 43	$ 2,624,948	$ (2,465,197)	$ 159,895

Notes to the Financial Statements

1.Summary of Significant Accounting Policies

The Company

Jogohealth Inc. (the "corporation") is engaged in the business of Digital Therapeutics, healthcare services. The Company was created over ten years of tireless research and testing, as a potential prescription digital therapy to treat more than ten neuromuscular conditions. In 2019, Jogohealth received the patent for this innovation from United States Patent and Trademark Office (USPTO). Jogohealth uses an app and wearable technology that leverage AI and VR to treat pain and neuromuscular conditions by providing treatment protocols and games that can be adapted for muscle relaxation, movement coordination, and neuromuscular re-education, using the clinically proven science of neuroplasticity.

Calendar Year

The Jogohealth Inc operates on a calendar year.

Basis of Accounting

The accompanying financial statements of Jogohealth Inc have been prepared in accordance with accounting principles generally accepted in the United States. Jogohealth Inc's taxes are prepared on cash basis for filing the corporate tax returns.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at calendar year-end. Actual results could differ from those estimates.

Risks and Uncertainties

Jogohealth — the first-ever digital therapeutics product that used the science of EMG biofeedback to treat neuromuscular diseases. This product is new in the market and the company is yet to produce revenue from this product in its U.S operations.

Our understanding from the management is that the product is FDA approved and they have a Patent, which makes it more marketable with the prospective customers.

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company had a cash balance of around $2.8M as of December 31, 2021. The Company held no cash equivalent securities as of December 31, 2021.

Other Receivable

The company have receivables of $155K for the year ended on December 31, 2021. ERC Receivable for the year 2021 is $59K and for the year 2020 is $10K.

Inventory

The company does not have Inventory.

Intangible Assets

In 2019, Jogohealth received the patent for this innovation from United States Patent and Trademark Office (USPTO). It has Intangible assets of 72K and goodwill arising as results of business acquisition of 96K before amortization during the fiscal year.

Property and Equipment

The Company has Nil Carrying value of Property and Equipment at the end of the fiscal year.

Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during the year 2021. Net operating losses will be carried forward to reduce taxable income in future years.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Concentrations of Credit Risk
Risk portfolio (Burn Rate)
The burn rate is calculated as the available cash at the end of the month/year to the monthly operating expenses.
2021 = 2,811,515/ 88,872 = 31.64
Average operating expense for 2021= 1,066,462/12=88,872
The available cash of $2,811,515 at the end of December 2021 can be used for the next 32 months.

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company recognizes revenue under U.S operations. Revenues are recognized on rental of JOGO device, delivery of therapy services and health coaching services.

Warranty Reserve
The Company currently do not provide warranty reserve and will provide for future claims for the period whenever is required.

Advertising and promotion Expenses
The Company expenses advertising costs as they are incurred. The company incurred $2K in 2020 and $28K in 2021.

Research and Development Expenses
Research and development costs are recorded as incurred. Total expenses related to research and development were $165K for the year ending December 31, 2021.

Foreign Currency
The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the US Company. Foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Nonmonetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction.

Foreign Operations
Jogohealth Private Limited is incorporated in India on May 14, 2019 and provides healthcare services. Jogohealth Private Limited is 99.99% subsidiary of Jogohealth Inc. Jogohealth Inc uses Cost method of accounting to reflect the investment in the subsidiary.

Equity Based Compensation

The Company has a Non statutory Stock Option, 2019 Stock Incentive Plan. All Stock Option grants are based on this plan. These Option are not intended be an incentive stock option as defined in Section 422 of the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder (the "Code"). The shares issuable upon the Exercise are not registered under the Securities Act of 1933.The Company has also issued Warrants.

2. Commitments and Contingencies

Our understanding from the management is that the Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Investments & Acquisition Opportunities:

a. **BIO Feedback DTX, LLC** is Texas based LLC incorporated on January 01, 2021, and providing Digital therapeutics services. Jogohealth Inc Owns 51% of this entity, which has no significant revenue during the fiscal year.

b. During the fiscal year the company acquired **White's Physical Therapy & Bodymechanix LLC and** is engaged in the business of Digital therapeutics. The company had significant operating revenue in pre-covid pandemic and abnormal decline in operating revenue during the pandemic due to suspension of business operations over a period of 6 months. The operating income for consecutive four fiscal years beginning with year 2018 is $98K, year 2019 is $96K, year 2020 is $26K and year 2021 is $3K.

Jogohealth is constantly searching for interesting new entities that can strengthen existing operations in business areas. These acquisitions, domestic and cross border investments provide a presence in potential new markets, complement product and services offerings, and are expected to achieve future growth which is an important component of Jogohealth business model.

4. Loans Receivable – Related Parties

The Company has not provided loans to related parties during the fiscal year. As of December 2021, there are no loan payments due to the Company.

5. Equity

Under the articles of incorporation, the total number of all classes of shares that the Corporation shall have authority to issue is 4,000,000.

Common Stock

The Company is authorized to issue 3,494,634 shares of Common Stock, $0.0001 par value per share. Our understanding from the management, as of December 2021, out of 3,494,634 shares authorized, 1,000,000 shares were issued and Outstanding with 1:1 Voting Rights.

Preferred Stock

Also, under the Company formation documents, the total number of preferred shares of stock that the Corporation shall have authority to issue is 61,096 shares of Series Seed 1 Preferred Stock, $0.0001 par value per share and 4,44,270 of Seed 2 Preferred Stock.

Our understanding from the management, as of December 2021, 61,096 Preferred shares seed 1 shares and 444,270 Preferred shares seed 2 have been authorized and 61,056 Preferred shares seed 1 shares and 373,204 Preferred shares seed 2 shares are Outstanding with 1:1 Voting Rights.

Equity Based Compensation

The Company has 60,000 Warrants and 476,000 Stock Options as securities reserved for issuance upon exercise or conversion. All stock option grants are based on the 2019 Stock Option Plan. Our understanding from the management is that their vesting period and amounts are variable. The vesting schedule for key executives are generally 20% per year for 5 years and for interns and other short-term consultants, it vests immediately or within 1 year after grant date.

6. Subsequent Events

The Company plans to issue stock options to newly hired key executives, as well as key members of staff who are key to the performance and growth of the Company. The Company has evaluated subsequent events till December 2021, from the date which the financial statement available to be issued. Our understanding from the management is that no events require additional disclosure.

7.Impact of COVID 19 Pandemic

The Company's management has considered the possible effects that may result from the Covid-19 pandemic on the business in U.S. In developing the assumptions relating to the possible future uncertainties in the economic conditions because of this pandemic, the Company, as at the date of approval of these financial statements has used internal and external sources of information to assess the expected future performance of the Company. The Management confirms that they have not identified events or conditions that may cast significant doubt on the Company's ability to continue as a going concern.

Other Matter: Supplementary Information

The Company prepares its accounts using third party accountant. The Company has three employees and other consultants with consultation contracts for the period. The consultants who work on need basis do not have any consultation agreements.

The Company has purchase orders for foreign suppliers. The Company pays the prevailing rate of exchange at the date of the transaction.

The accompanying supplementary information is presented for the purpose of additional analysis and is not a required part of the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements.

Enclosures: Indian Subsidiary Financials

Jogohealth Private Limited: Financial Statements for the period ended December 31, 2021
JOGOHEALTH PRIVATE LIMITED

Comprehensive Income Statement

Particulars	For the period ended (Amount in INR)		For the period ended (Amount in $)	
	31 December 2021	31 December 2020	31 December 2021	31 December 2020
Income from Healthcare Services	11,787,311	4,716,423	159,426	63,648
Renting of medical equipment	20,000	129,135	271	1,743
Sale of medical equipment	26,110	-	353	
Total Revenue	**11,833,421**	**4,845,558**	**160,050**	**65,390**
			-	
Salaries and benefit	28,582,248	8,011,413	386,581	108,113
Supplies	1,320,198	726,955	17,856	9,810
Other operating expenses (refer note below)	24,791,562	8,884,593	335,311	119,897
Depreciation and amortization	1,719,432	1,082,170	23,256	14,604
Interest expense		-		
Total expense	**56,413,439**	**18,705,130**	**763,004**	**252,424**
			-	
Income before income taxes	(44,580,018)	(13,859,572)	(602,954)	(187,034)
Provision for income taxes	-	-		
Net income/Net Loss	**(44,580,018)**	**(13,859,572)**	**(602,954)**	**(187,034)**

Other Operating Expenses

Particulars	For the period ended (Amount in INR)		For the period ended (Amount in $)	
	31 December 2021	31 December 2020	31 December 2021	31 December 2020
Other operating expenses				
Advertising and marketing	1,266,297	932,575	17,127	12,585
Bank fees/charges	93,603	57,585	1,266	777
Brokerage and commission	2,400	196,000	32	2,645
Electricity expense	362,968	99,482	4,909	1,343
Insurance expense	322,873	213,192	4,367	2,877
Legal and professional fees	11,444,440	2,891,538	154,788	39,021
Meals and entertainment	-	44,435	-	600
Miscellaneous expenses	317,380	1,624,220	4,293	21,919
Rates & Taxes	452,679	-	6,123	-
Office supplies	2,508,660	119,612	33,930	1,614
Rent and lease	4,063,817	2,396,794	54,964	32,345
Research and development		253,568	-	3,422
Travel Expenses	1,296,297	55,592	17,533	750
Clinic Expenses	2,660,148	-	35,979	-
	24,791,562	8,884,593	335,311	119,897

Jogohealth Private Limited
Balance Sheet

Particulars	As at (Amount in INR)		As at (Amount in $)	
	31st December 2021	31st December 2020	31st December 2021	31st December 2020
ASSETS				
CURRENT ASSET				
Cash and cash equivalents	1,719,634	2,642,311	23,258	36,179
Accounts receivable, net	436,041	220,078	5,898	3,013
Total Current Assets	**2,155,674**	**2,862,389**	**29,156**	**39,193**
PROPERTY AND EQUIPMENT				
Property and equipment, net	10,513,398	5,485,057	142,196	75,103
OTHER ASSETS				
Intangible assets, net	5,000,000	4,375,121	67,626	59,905
Deposits	2,995,510	2,160,000	40,515	29,575
Taxes receivable	316,815	20,270	4,285	278
Total Other Assets	**8,312,325**	**6,555,391**	**112,426**	**89,758**
TOTAL ASSETS	**20,981,397**	**14,902,837**	**283,778**	**204,053**
LIABILITIES				
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	2,314,961	1,403,169	31,310	19,213
Accrued expenses	257,879	42,629	3,488	584
Taxes payable	553,840	176,334	7,491	2,414
Refundable Deposits	159,500		2,157	
Total Current Liabilities	**3,286,181**	**1,622,132**	**44,446**	**22,211**
OTHER LIABILITIES				
Unsecured Loan	25,589	25,589	346	350
TOTAL LIABILITIES	**3,311,770**	**1,647,721**	**44,792**	**22,561**
SHAREHOLDERS' EQUITY				
Common stock, authorized 3,750,000 shares,				
Shares issued and outstanding, INR 10 par value.	48,051,850	25,865,060	386,646	354,151
Additional paid-in capital	29,069,295	2,373,250	656,434	32,495
Retained earnings	- 59,451,518	- 14,983,194	-804,094	-205,154
Total Equity Shareholders' Fund	**17,669,627**	**13,255,116**	**238,986**	**181,492**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**20,981,397**	**14,902,837**	**283,778**	**204,053**